UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 20, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Bionano Genomics, Inc.

File No. 333-225970 - CF#36399

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Bionano Genomics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 28, 2018, as amended.

Based on representations by Bionano Genomics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.23	through May 31, 2021
Exhibit 10.24	through May 31, 2021
Exhibit 10.25	through May 31, 2021
Exhibit 10.26	through May 31, 2021
Exhibit 10.27	through May 31, 2021
Exhibit 10.29	through May 31, 2021
Exhibit 10.30	through August 2, 2019
Exhibit 10.31	through December 27, 2018
Exhibit 10.32	through May 31, 2021
Exhibit 10.33	through May 31, 2021
Exhibit 10.34	through May 31, 2021
Exhibit 10.35	through May 31, 2021
Exhibit 10.39	through December 27, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary